STOCK SALE


This agreement is made by and between the Gold & Appel Transfer S.A. (G&A) of British Virgin Islands corporation located at Omar Hodges Building, Wickhams Cay, Road Town, Tortula British Virgin Islands and Michael McAnulty (MM), PO Box 115, Besalem, PA 19020, USA.

The Parties Agree as Follows:

     1. MM warrants that he has options which give him the right to purchase up tp 50,000 shares of US WATS(USWI)

     2. MM warrants that these options are free of any liens or encumbrances and that he has the right to exercise the options until the year 2001 by paying $1.1875 per share.

     3. MM agrees to sell the 50,000 shares represented by these option to G&A for the price of $1.95 per share.

     4. In order to facilitate this transaction, G&A agrees to laon MM the necessary funds to purchase the shares using the option described in item 2 form USWI. G&A will transfer funds to US WATS directly on behalf of MM and MM will provide USWATS with the paperwork to authorized the exercise of the options. MM agrees to instruct US WATS to issue the shares directly into the name of G&A. G&A will pay the balance of the funds to equal the purchase price of $1.95 per share by wire transfer per instruction issued by MM within 2 working days of receiving share certificate for the shares.

     5. G&A agree that MM will have a lien against these shares until the full payment is received by him.

     6. In the event that US WATS does not issue shares to G&A or for any other reason this transaction is not consummated, then funds loaned to MM which have been paid to US WATS on his behalf will be returned and MM agrees to issue instructions to US WATS to this effect. In the event that the loan is not paid back within 30 days or not applied to the purchase of the shares then the interest rate shall be 1.5% on the unpaid monthly balance plus $500.00 penalty per month for late repayment of the principal amount.

     7. All payment under this agreement shall be made by wire transfer per instructions given by each party in writing unless other arrangements are made and mutually agreed in writing by both parties.


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     8.  This agreement shall be interpreted under the laws of Pennsylvania.

     9. All notices required to be delivered under this agreement will be considered delivered if sent via courier with signed receipt to the address above for MM and to the address and contact below for G&A:

                Walt Anderson
                c/o Entree International
                1023 31st Street, NW
                Washington, DC  20007
                Phone 202-467-1189

     10. No party to this agreement may assign or transfer the obligations hereunder.

     11. If any portion of this agreement is found to be un-enforcable for any reason then all other parts of the agreement will still be binding on the parties.

     12. This agreement is the entire agreement between the parties and can only be changed or modified by mutual agreement in writing signed by both parties.


Michael McAnulty                                Gold & Appel Transfer S.A.


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(Signature)                                    (Signature/Title)


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Date                                           Date